[redacted]

09056071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 67743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WSA Research & Execution LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius (212) 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

OATH OR AFFIRMATION

I, Arthur Geotchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WSA Research & Execution LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me on this 28nd day of February 2009.

Arthur Crotchins [signature]

Signature

CHIEF OPERATING OFFICER

Title

[signature]

Notary Public

ANGELA ACEVEDO
Notary Public, State of New York
No. 01AC6162949
Qualified in New York County
Commission Expires Mar. 19, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WSA RESEARCH & EXECUTION LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

WSA RESEARCH & EXECUTION LLC
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
WSA Research & Execution LLC

We have audited the accompanying statement of financial condition of WSA Research & Execution LLC (a company in the development stage) (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WSA Research & Execution LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 19, 2009

WSA RESEARCH & EXECUTION LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	515,850
Prepaid expenses and other assets		497
	$	516,347
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliates	$	240
Accounts payable and accrued expenses		35,000
Total liabilities		35,240
Member's equity		481,107
Total liabilities and member's equity	$	516,347

1. Nature of business

WSA Research & Execution LLC (a company in the development stage) (the "Company") is a Delaware Limited Liability Company. The Company is wholly owned by Wall Street Access, LLC (the "Parent"). The Company is to provide securities research and brokerage execution to institutional customers and act as a fixed income securities dealer to institutional customers and other broker dealers upon commencement of operations.

The Company is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Company received approval of its membership in the Financial Industry Regulatory Authority, Inc, ("FINRA") in April 2008.

The Company is in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises" and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end. The only income generated to date is interest income earned on cash and cash equivalents. To date, the Company has generated no operating revenues and devoted its efforts primarily to various start-up activities.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Development Stage Company

The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting of Development Stage Enterprises."

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Revenue Recognition

Interest revenue represents interest income earned on cash balances held at the Company's clearing broker which is required by the clearing agreement. Interest income is recognized on an accrual basis. The Company will pay interest to the clearing broker to finance its inventory positions and earns coupon interest on these positions.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. The Company is subject to certain state and local taxes including New York City unincorporated business tax.

2. Summary of significant accounting policies (continued)

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Related party transactions

Service Agreement and Due from/to Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include marketing services, legal and compliance support, human resources support, information technology services, facilities services, financial systems support, and management oversight and business advisory services. No amounts have been incurred under this agreement since the Company did not start operations as of December 31, 2008.

As of December 31, 2008, the Company has a payable due to Wall Street Access of $240. This amount is included in due to affiliates in the statement of financial condition.

5. Net capital requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires that the Company maintain minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 and that equity capital may not be withdrawn or cash dividends paid during the first year of operations. At December 31, 2008, the Company's net capital was approximately $436,000, which was approximately $186,000 in excess of its minimum requirement of $250,000.